Filed by Spring Valley Acquisition Corp. III

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Spring Valley Acquisition Corp. III

Commission File No. 001-42822

Subject Company: General Fusion Inc.

Date: June 30, 2026

This filing relates to the proposed transactions pursuant to the terms of that certain Business Combination Agreement, dated January 21, 2026 (the “Business Combination Agreement”), among Spring Valley Acquisition Corp. III, an exempted company limited by shares incorporated under the Laws of the Cayman Islands (“SVAC”); General Fusion Inc., a British Columbia limited company (“General Fusion” or the “Company”), and 1573562 B.C. Ltd., a British Columbia limited company (“NewCo”), pursuant to which, among other things, (i) SVAC will continue from the Cayman Islands to British Columbia, (ii) NewCo will amalgamate with and into General Fusion (the “Amalgamation”), with NewCo surviving the Amalgamation as a wholly-owned subsidiary of SVAC, pursuant to an arrangement under the applicable provisions of the Business Corporations Act (British Columbia) and the plan of arrangement attached as an exhibit to the Business Combination Agreement, and (iii) SVAC will change its name to “General Fusion Group Ltd.”

On June 30, 2026, the following article was published online by PR Newswire (www.prnewswire.com):

Fusion Was a Punchline - General Fusion Heated Plasma to 8.4 Million Degrees by Squeezing It

NEWS PROVIDED BY

Equity Insider

Jun 30, 2026, 10:05 ET

Issued on behalf of General Fusion Inc.

In a single stretch of 2026, General Fusion was named the world's top GreenTech company by TIME, reported heating plasma to millions of degrees in its innovative demonstration machine, signed a framework to bring fusion power to the Italian grid, and advanced toward becoming the first publicly traded pure-play fusion company.

Equity Insider News Commentary

Key Takeaways

•	General Fusion Inc. was ranked the world's #1 GreenTech company of 2026 by TIME (in partnership with Statista), topping a list of 250 companies with a score of 96.68, selected from more than 8,300 applicants worldwide.
•	The company says its world-first Lawson Machine 26 ("LM26") demonstration machine, operating since early 2025, heated plasma to roughly 8.4 million degrees Celsius by mechanically compressing it, a step toward the milestones required for practical Magnetized Target Fusion.
•	General Fusion signed a framework agreement with Renexia S.p.A. to explore deploying its fusion technology in Italy, an early move from the laboratory toward the commercial power grid.
•	The company is advancing toward becoming the first publicly traded pure-play fusion company through a proposed business combination with Spring Valley Acquisition Corp. III (NASDAQ: SVAC), expected to trade on the Nasdaq under the ticker "GFUZ" upon consummation of the transaction.
•	The move arrives as next-generation energy names, including NuScale Power Corporation (NYSE: SMR), Oklo (NYSE: OKLO), NANO Nuclear Energy (NASDAQ: NNE), and Centrus Energy (NYSE: LEU), draw investor attention amid AI-driven electricity demand.

From Punchline to Proof Points

VANCOUVER, BC, June 30, 2026 /PRNewswire/ -- For half a century, commercial fusion has carried a punchline: it is always "twenty years away." The physics is the closest thing humanity has to a perfect energy source. It is the reaction that powers the sun, fueled by hydrogen, producing no carbon emissions and no long-lived radioactive waste, but turning it into electricity on the grid has defeated generations of scientists. What has changed for General Fusion Inc. is that, across a remarkable run in 2026, the Vancouver-based company has begun replacing the punchline with proof points: a top global ranking, an operating demonstration machine posting real results, a first step toward the commercial grid, and a path to the public markets. Taken together, they reframe a decades-old "someday" into a story built on milestones, hardware, and execution.

A No. 1 Ranking That Signals Credibility

The headline acknowledgment came from TIME. On June 9, 2026, General Fusion was ranked number one on TIME's list of the World's Top GreenTech Companies of 2026, produced in partnership with Statista. The company topped a field of 250 ranked companies with a score of 96.68, selected from more than 8,300 applicants worldwide. The company said the recognition reflects both the innovation behind its fusion technology and the execution it has shown as it pushes toward commercialization.

That kind of outside signal matters in a field as hard to handicap as fusion. The opportunity is enormous if anyone can deliver reliable, zero-carbon baseload electricity at scale, but the sector has spent decades burdened by long timelines and skepticism. A high-profile ranking does not solve the engineering challenge, but it does provide a credible third-party marker that General Fusion is being taken seriously as one of the leading names in the field. "Being named TIME's top GreenTech company of 2026 is a testament to the incredible work of our team and a recognition of our innovative approach to transforming the world's energy supply through fusion energy," said General Fusion CEO Greg Twinney, while emphasizing that practical fusion will depend on disciplined investment and a clear path to commercialization.

The Big Idea: Magnetized Target Fusion

Most fusion approaches that make headlines fall into two camps: massive tokamaks that use powerful superconducting magnets to confine superheated plasma, or laser-driven systems that implode tiny fuel pellets. Both are scientifically remarkable, and both are extraordinarily expensive and complex. General Fusion is pursuing a different path, Magnetized Target Fusion, or MTF, designed to achieve fusion without relying on either banks of high-powered lasers or large superconducting magnets. Instead, the approach mechanically compresses magnetized plasma, which the company argues can be done with more conventional, durable materials and at lower cost.

That practical-engineering angle is central to the investment story. Fusion has always captured attention because of its potential to deliver clean, abundant energy, but General Fusion's pitch is that the winner may not be the company with the most elegant physics on paper. It may be the one that can build something durable, repeatable, and economically viable enough to plug into the real-world power system.

LM26: The Machine and the 8.4-Million-Degree Result

The company's central proof point is hardware, not just theory. In early 2025, General Fusion said it designed, built, and began operating its world-first MTF demonstration machine, Lawson Machine 26, or LM26, in under two years, describing it as the first MTF demonstration machine built at a commercially relevant scale. According to the company, LM26 mechanically compresses plasma with a lithium liner at 50% commercial-scale diameter based on current design parameters.

In 2026, the program produced a tangible result that gives the story physical substance: General Fusion reported that, by mechanically squeezing the plasma, LM26 heated it to approximately 8.4 million degrees Celsius (on the order of 0.72 keV), reporting a more-than-threefold increase in plasma electron temperature through compression. The company has framed LM26's roadmap as a sequence of milestones: plasma heating to 1 keV, then 10 keV, and ultimately the Lawson criterion, the combination of conditions needed to produce net fusion energy in the plasma. That sequence is what turns an abstract ambition into a trackable series of technical checkpoints. It does not remove the technical risk, but it gives the story a far more tangible shape than concept slides alone.

Advancing Towards Commercial Deployment: The Renexia Framework in Italy

If LM26 is the proof that the physics is advancing, General Fusion's framework agreement with Italy's Renexia S.p.A. is the first visible step toward where fusion ultimately has to land: the commercial power grid. Renexia, part of the Toto Group, is an Italian renewable-energy developer, and the framework agreement contemplates exploring the deployment of General Fusion's magnetized target fusion technology in Italy through a milestone-based, multi-phase approach. The company has described the arrangement as a framework, a structured but non-binding step, rather than a final construction contract.

Still, the strategic signal is meaningful. Moving from a demonstration machine in British Columbia toward a named commercial-deployment pathway in Europe is exactly the kind of progression a fusion developer needs to show if it wants investors to believe the technology has the potential to travel from the laboratory to the energy market. "This agreement with Renexia represents another meaningful step toward exporting our practical fusion energy technology, developed in Canada, to the world," General Fusion's leadership framed the effort, while Renexia's management pointed to fusion's potential role in Italy's long-term decarbonization. As with every milestone here, execution over time, not the announcement itself, is what will ultimately matter.

The Public-Markets Path: A Roughly US$1 Billion Transaction

What turns this from a science story into a market story is the deal. In January 2026, General Fusion entered into a business combination agreement with Spring Valley Acquisition Corp. III (NASDAQ: SVAC), a special-purpose acquisition company focused on power infrastructure and decarbonization. The transaction implies an approximately US$1 billion pro-forma equity value, inclusive of a roughly US$108 million committed and oversubscribed PIPE financing and up to US$230 million of Spring Valley's trust capital, assuming no redemptions. If completed, the company says the combined entity would trade on the Nasdaq under the ticker "GFUZ," making General Fusion, by its account, the first publicly traded pure-play fusion company, a milestone that could bring a new class of retail investors into a sector that has largely remained private.

There is notable pedigree on the sponsor side. The Spring Valley team has, by its own account, raised roughly US$920 million across four IPOs over five years, and one of its earlier vehicles previously completed the business combination that took small-modular-reactor developer NuScale Power Corporation public, placing the General Fusion transaction in a recognizable clean-energy SPAC lineage. That pedigree should be weighed against the inherent risks of any pre-revenue, pre-commercialization business going public through a SPAC, a structure where outcomes depend on closing conditions, redemptions, financing, and a long road of technical execution still ahead. The transaction remains subject to shareholder and regulatory approvals and customary closing conditions, as detailed in the SEC filings referenced below.

The Demand Backdrop: Why Fusion's Moment May Be Arriving

The context behind all of this is a once-in-a-generation surge in electricity demand. The International Energy Agency has projected global electricity demand could grow on the order of 40% to 50% by 2035, driven by artificial-intelligence data centers, broad electrification, and industrial growth. That is not a gentle increase; it is a structural step-change forcing utilities, governments, and technology giants to hunt for new sources of firm, clean, baseload power, the kind that runs day and night regardless of weather. Fusion is the ultimate prize in that search: unlike fission, it does not rely on splitting heavy atoms or produce the same long-lived waste; unlike wind and solar, it is not intermittent. The collision of soaring demand and abundant capital has pulled next-generation energy toward the public markets and opened the door even to pre-revenue developers.

The Next-Generation Energy Names Investors Are Watching

General Fusion would be a genuine rarity as a publicly traded pure-play fusion company. There are almost no direct listed comparisons, which is part of the appeal and part of the risk. In practice, the market tends to group fusion with the broader advanced-nuclear and next-generation energy trade, where a handful of public names serve as proxies for investor enthusiasm. The following comparisons are provided for illustrative and contextual purposes only; these companies pursue different technologies, are at different stages, and several are far larger and more established than a pre-revenue fusion developer. Investors should not assume General Fusion will achieve comparable results, valuations, or outcomes.

NuScale Power Corporation (NYSE: SMR) is the most directly relevant reference point, and not only as one of the best-known public proxies for next-generation nuclear. NuScale was itself taken public through an earlier Spring Valley business combination, the same sponsor family now behind the General Fusion transaction. As a small-modular-reactor developer with a U.S. Nuclear Regulatory Commission-approved design, it has reported roughly US$1 billion in liquidity in early 2026 and continued progress on large U.S. deployment programs. Oklo Inc. (NYSE: OKLO) has become one of the most visible advanced-nuclear names, pursuing compact fast-reactor designs and working through NRC licensing with ambitions to bring a commercial unit online later this decade.

NANO Nuclear Energy Inc. (NASDAQ: NNE) rounds out the advanced-reactor cohort as a closely watched microreactor and advanced-fission developer, an earlier-stage, smaller-capitalization name illustrating the breadth of investor appetite, and the volatility, across the advanced-energy spectrum. Centrus Energy Corp. (NYSE: LEU) approaches the theme from the fuel-supply side, producing and seeking to expand domestic enrichment capacity, including the high-assay low-enriched uranium (HALEU) many advanced reactors will require, a "picks-and-shovels" angle on the build-out. These companies are referenced to illustrate the sector and do not imply any partnership, endorsement, affiliation, or comparable financial performance.

Why This Story Can Travel

The reason this General Fusion story resonates is that it taps several narratives at once: a clean-energy story, a climate story, an AI-power-demand story, a commercialization story, and a public-markets story, all in one. Crucially, the company frames fusion as an engineering and execution challenge, not a guaranteed breakthrough, a balance that keeps the narrative grounded while preserving what makes fusion compelling in the first place. For investors who have spent years hearing that fusion is always two decades away, the past several months offer a cleaner framework for following the story: outside recognition from TIME, a named machine posting real temperature results, a first commercial-deployment framework in Europe, and a defined route toward the public markets. That does not make the company low-risk. Fusion remains one of the hardest technical and commercial challenges in the world, and General Fusion's own cautionary language makes that clear. But it is one of the more concrete and visible fusion narratives currently developing.

What to Watch From Here

For investors tracking the story, the near-term markers are clear: the progress of the LM26 program against its next temperature milestones; the development of the Renexia framework in Italy from framework toward defined project phases; and the path of the proposed business combination with Spring Valley Acquisition Corp. III through its remaining shareholder and regulatory steps toward a targeted mid-2026 close. The substance behind the story is the technical execution; the market mechanism is the transaction. Both will be tested in the months ahead, and whether or not fusion finally beats its decades-old reputation, General Fusion has put itself, and soon potentially public investors, at the center of the attempt. More on the company's technology and approach is available on the General Fusion homepage.

SIGNAL OVER NOISE

Signal over noise. Fusion, advanced-nuclear, and clean-energy headlines move fast, and the crowd often moves first. Eagle Eye is a real-time investor signal-intelligence platform that surfaces sentiment shifts, news flow, and trending tickers as they happen, so you see the move forming instead of reading about it later. See it at eagle-eye.dev.

CONTACT
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SOURCES

[1] General Fusion Inc., "General Fusion Named World's Top GreenTech Company of 2026 by TIME" (June 9, 2026; TIME #1 ranking, score 96.68, LM26, SVAC combination, CEO Greg Twinney).
[2] General Fusion Inc. / Spring Valley Acquisition Corp. III, "General Fusion to Become First Publicly Traded Pure-Play Fusion Company…" (January 22, 2026; ~US$1B equity value, PIPE, trust, mid-2026 close, GFUZ ticker).
[3] General Fusion Inc., LM26 compressional-heating results (2026; plasma heated to ~8.4 million °C / ~0.72 keV via mechanical compression; milestone roadmap).
[4] General Fusion Inc., framework agreement with Renexia S.p.A. (Toto Group) to explore fusion deployment in Italy (2026).
[5] TIME, "World's Top GreenTech Companies of 2026" (June 9, 2026, in partnership with Statista).
[6] International Energy Agency, global electricity-demand projections (cited for ~40-50% growth by 2035).

Disclaimer:

This article is a paid digital media distribution and is for informational purposes only. It is not financial, investment, or trading advice, and is neither an offer nor a recommendation to buy or sell any security. Readers should conduct their own due diligence and consult a licensed financial advisor before making investment decisions. We hold no investment licenses and are thus neither licensed nor qualified to provide investment advice, nor are we licensed under U.S. or Canadian securities laws. The content in this report or email is not provided to any individual with a view toward their individual circumstances. Nothing in this publication should be considered as personalized financial advice, and no communication by our employees to you should be deemed as personalized financial advice. While all information is believed to be reliable, it is not guaranteed by us to be accurate. Individuals should assume that all information contained in our newsletter is not trustworthy unless verified by their own independent research. Also, because events and circumstances frequently do not occur as expected, there will likely be differences between any predictions and actual results. Always consult a licensed investment professional before making any investment decision. Be extremely careful, investing in securities carries a high degree of risk; you may likely lose some or all of the investment.

USA News Group is a wholly-owned subsidiary of Market IQ Media Group Limited, a company incorporated under the laws of Ireland ("MIQL"). This article is being distributed by USA News Group on behalf of MIQL. MIQL, in turn, has been paid a fee for advertising and digital media by Creative Direct Marketing Group ("CDMG"). CDMG has been retained by General Fusion, pursuant to a services agreement, to provide various marketing and advertising services for an aggregate fee. This article was prepared and published pursuant to that services agreement. This compensation constitutes a conflict of interest as to our ability to remain objective in our communication regarding the profiled company. Because of this conflict, individuals are strongly encouraged to not use this article or email as the basis for any investment decision. MIQL does not own shares of General Fusion Inc. or Spring Valley Acquisition Corp. III (Nasdaq: "SVAC") but reserves the right to buy and sell shares of the company at any time. We also expect further compensation as an ongoing digital media effort to increase visibility for the company. This disclaimer serves as notice that all material disseminated by MIQ has been reviewed and approved on behalf of General Fusion Inc. by CDMG; this is a paid digital media distribution.

Cautionary Note Regarding Forward-Looking Statements

Certain statements included in this document are not historical facts but are forward-looking statements. All statements other than statements of historical facts contained in this document are forward-looking statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words such as "estimate," "plan," "project," "forecast," "intend," "expect," "anticipate," "believe," "seek," "strategy," "future," "opportunity," "may," "target," "should," "will," "would," "will be," "will continue," "will likely result," "preliminary," or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, statements regarding the potential benefits of the framework agreement with Renexia S.p.A. ("Renexia"), including its potential to support Italy's decarbonization and energy transition objectives and to serve as a means of exporting General Fusion's technology; the settlement and execution of definitive agreements for future stages of the work program contemplated under the agreement; the intended roles and contributions of Renexia and General Fusion; the possible siting, development, funding, construction, and commissioning of one or more MTF power plants, including the evaluation, selection, and potential use of a site; the closing of the transactions (the "Proposed Business Combination") contemplated by the business combination agreement, dated January 21, 2026, among General Fusion, Spring Valley Acquisition Corp ("SVAC") and the other party thereto (as amended, the "Business Combination Agreement"); SVAC's, General Fusion's, or their respective management teams' expectations concerning General Fusion's plan to go public through the Proposed Business Combination and expected benefits or timing thereof; the outlook for General Fusion's business, including its ability to commercialize MTF or any other fusion technology on its expected timeline or at all; and statements regarding the current and expected results of General Fusion's LM26 program; as well as any information concerning possible or assumed future results of operations of General Fusion. The forward-looking statements are based on the current expectations of the management team of each of SVAC and General Fusion, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the risk that the General Fusion and Renexia are unable to agree on the terms of a definitive agreement for the identification and evaluation of a potential site; that General Fusion and Renexia are unable to complete due diligence and the acquisition or leasing of any proposed site; that General Fusion and Renexia are thereafter unable to agree on the scope, timing, budgets and other terms for the development, permitting, funding, construction, and commissioning of an MTF power plant in Italy; that General Fusion and Renexia are unable to negotiate and enter into definitive agreements with third parties in connection with the funding, permitting, construction, commissioning, and operation of an MTF power plant in Italy; that General Fusion and Renexia are unable to secure required capital, permits, approvals, equipment, and services; that demand, interest, and the regulatory environment for fusion energy in Italy develop in a manner adverse to the objectives of the agreement; that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of SVAC's securities; the risk that the conditions to the consummation of the Proposed Business Combination, including the adoption of the Business Combination Agreement by the shareholders of SVAC and General Fusion and the receipt of regulatory approvals are not satisfied or waived; the risk that there occurs any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; the risk that the announcement or pendency of the Proposed Business Combination has a negative effect on General Fusion's business relationships, performance, and business generally; the risk that the Proposed Business Combination disrupts current plans of General Fusion and potential difficulties in its employee retention as a result of the Proposed Business Combination; the risk of legal proceedings against General Fusion or SVAC related to the Proposed Business Combination; the risk that the anticipated benefits of the Proposed Business Combination are not realized; the risk that the combined entity is unable to maintain the listing of SVAC's securities or to meet listing requirements and maintain the listing of the combined company's securities on Nasdaq; the risk that the Proposed Business Combination may not be completed by SVAC's business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SVAC; the risk that the price of the combined entity's securities may be volatile due to a variety of factors, including changes in laws, regulations, technologies, natural disasters, national security tensions, and macro-economic and social environments affecting its business; the risk of changes in the laws and regulations governing General Fusion's research and development activities; the risk that General Fusion fails to commercialize MTF on the expected timeline or at all, including any failure to achieve the objectives of the LM26 program; the risk of the effects of climate change, extreme weather events, water scarcity, and seismic events, and that strategies to deal with these issues are not effective; the risk that sufficient demand for fusion energy does not develop or takes longer to develop than anticipated; the risk of fluctuations in currency markets; the risk that General Fusion is unable to complete and successfully integrate any future acquisitions; the risk of increased competition in the fusion industry; the risk of supply chain disruptions and that materials are in limited supply; and the risk that the proposed private placement of convertible preferred shares and warrants by General Fusion (the "PIPE Financing") may not be completed, or that other capital needed by the combined company may not be raised on favorable terms, or at all, including as a result of the restrictions agreed to in connection with the PIPE Financing. The foregoing list is not exhaustive, and there may be additional risks that neither General Fusion nor SVAC presently know or that SVAC and General Fusion currently believe are immaterial. You should carefully consider the foregoing factors, any other factors discussed herein and in the other filings and potential filings by General Fusion, SVAC, or the combined company resulting from the proposed transaction with the U.S. Securities and Exchange Commission (the "SEC"), including those described under the heading "Risk Factors."

General Fusion and SVAC caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth in this document speak only as of the date of this document. Neither General Fusion nor SVAC undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, except as required by applicable securities laws. In the event that any forward-looking statement is updated, no inference should be made that General Fusion or SVAC will make additional updates with respect to that statement, related matters, or any other forward-looking statements.

Important Information for Investors and Shareholders

In connection with the Proposed Business Combination, General Fusion and SVAC jointly filed with the SEC a registration statement on Form F-4 (the "Registration Statement"), which includes a preliminary prospectus with respect to SVAC's securities to be issued in connection with the Proposed Business Combination and a preliminary proxy statement in connection with SVAC's solicitation of proxies for the vote by SVAC's shareholders with respect to the Proposed Business Combination and other matters described in the Registration Statement. On June 12, 2026, the SEC declared the Registration Statement effective and SVAC filed the definitive Proxy Statement/Prospectus (the "Proxy Statement/Prospectus") with the SEC. SVAC mailed copies of the Proxy Statement/Prospectus to SVAC's shareholders as of the record date of June 12, 2026. Before making any investment or voting decision, investors and security holders of SVAC and General Fusion are urged to read the Proxy Statement/Prospectus, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information about General Fusion, SVAC and the Proposed Business Combination. Investors and security holders are able to obtain free copies of the Registration Statement, the Proxy Statement/Prospectus and all other relevant documents filed or that will be filed with the SEC by SVAC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SVAC may be obtained free of charge from SVAC's website at https://sv-ac.com or by directing a request to Spring Valley Acquisition Corp. III, Attn: Corporate Secretary, 2100 McKinney Avenue, Suite 1675, Dallas, Texas 75201. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in the Solicitation

General Fusion, SVAC and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from SVAC's shareholders in connection with the Proposed Business Combination. For more information about the names, affiliations and interests of SVAC's directors and executive officers, please refer to the Proxy Statement/Prospectus and the Registration Statement, Proxy Statement and other relevant materials filed or to be filed with the SEC in connection with the Proposed Business Combination when they become available. Shareholders, potential investors and other interested persons should read the Proxy Statement/Prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document shall not constitute a "solicitation" as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This document shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the Proposed Business Combination shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

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On June 27, 2026, the following article was published online by Bloomberg (www.bloomberg.com):

AI’s Energy Crunch Has Investors Searching for Next IPO Winners

June 27, 2026, 7:00 AM MDT

The artificial intelligence boom has a power problem, and Wall Street is betting billions on companies that promise to solve it — even if some of the technology hasn’t been fully developed yet.

At least 10 power infrastructure and clean technology companies have gone public so far this year, including geothermal firm Fervo Energy Co., which soared 35% on its first day of trading. The firms raised upwards of $11.6 billion so far in 2026, the most on record for the sector.

The IPO market has been heating up with data centers in the US expected to need more than 77 gigawatts of capacity in 2030, up from 41 gigawatts in 2025, according to BloombergNEF estimates.

But the enthusiasm comes with risks. Wild swings in SpaceX stock after Elon Musk’s aerospace and AI conglomerate made its historic debut warn of the perils investors face when they make bets on high-risk, high-reward clean energy.

“You’ll have likely some winners and roadkill along the way,” said Jeff Osborne, a managing director at TD Cowen.

Cash-rich firms like Meta Platforms Inc., Amazon.com Inc. and Microsoft Corp., with their willingness to tolerate risk and underwrite innovation, have juiced the rush to list.

“There’s going to be more of it, and it’s going to be led and enabled by the hyperscale community,” said Jefferies analyst Julien Dumoulin-Smith, referring to investment in clean tech. “This is the culmination of years of grinding work to commercialize technologies and find offtakers.”

When private capital isn’t enough, not-yet-profitable companies turn to the public market. Fervo raised $1.89 billion from eager investors in May — even though its geothermal technology hasn’t yet reached a commercial scale.

New technologies “don’t have access to the same capitalization tools,” said David Ulrey, Fervo’s chief financial officer.

Fervo and other geothermal firms have benefited from a supportive White House. President Donald Trump has been even more vocal in touting nuclear power plants as a key source of energy for data centers. Even the renewable technologies that Trump has attacked, like wind and solar, can excite markets if they promise to supply AI data centers.

The same goes for power infrastructure suppliers. Forgent Power Solutions Inc., a maker of electrical equipment and systems for data centers, has more than doubled since its February IPO, while Madison Air Solutions Corp., which sells liquid, hybrid and air cooling products for data centers, raised $2.23 billion in April in the biggest US listing of an industrial firm in close to three decades.

The excitement has allowed newly public companies to return to the market. Since its February IPO, Forgent has listed two more equity offerings for roughly $3 billion. Even industry stalwarts are raising more cash. Constellation Energy Corp., the largest nuclear operator in the US, offered shares worth about $3.1 billion in June.

But some worry SpaceX and the next mega IPOs, namely OpenAI and Anthropic, will tax investors’ capacity to keep buying other stocks.

“The most vulnerable stocks should logically be those which have drawn the highest incremental inflows of late, which are the AI picks and shovels plays, as well as of course the hyperscalers,” Christopher Wood at Jefferies wrote in a note to clients before SpaceX’s debut.

The recent market selloff also shows how quickly the market can change its mind about AI.

Some companies are struggling to make it through the long, complicated IPO process, which comes with much scrutiny and due diligence, according to John Vetterli, partner and co-lead of global capital markets practice at the law firm White & Case.

That scrutiny can be daunting. Deep Fission Inc., an advanced nuclear technology company, raised $40 million in its June IPO, significantly less than the $156 million the company had initially targeted.

For companies still years away from commercialization, a faster, less rigorous route to the market exists. A special purpose acquisition company merger lets a company enter the public markets without a traditional IPO’s vetting.

General Fusion Inc. plans to merge with a blank check company at a $1 billion valuation in the coming weeks. The Canadian company is working to build a power plant that uses nuclear fusion, a lofty goal for a process that’s never been achieved outside of a few times in a lab. Projections for when the US will achieve nuclear fusion range from several years to a decade or more.

“Investors in SPACs may have a higher appetite for that kind of risk,” said Nandan Nelivigi, a partner in the project development and finance group at White & Case.

General Fusion’s Chief Executive Officer Greg Twinney sees it differently. The company has been working on this technology for a very long time, he said, and going public lets the firm communicate with a “broader set of investors.”

Companies that have gone public via SPAC deals can be volatile. ESS Tech Inc., a battery-storage technology firm, went public via a SPAC in 2021. Its market value peaked at $2.5 billion shortly after the deal closed. It’s now worth less than $25 million.

Meanwhile, more IPOs are coming , including Standard Nuclear Inc., a maker of fuel for advanced nuclear reactors.

“Capital is concentrating around companies perceived as important to AI deployment and infrastructure build-out,” said Natalie Hwang, founding managing partner at investment firm Apeira Capital Advisors. If this next series of thematic IPOs does well, “that can boost confidence for a broader set of companies.”

--With assistance from Anthony Hughes.

© 2026 Bloomberg L.P. All rights reserved. Used with permission.

To contact the reporters on this story:
Emily Forgash in New York at eforgash@bloomberg.net;
Will Wade in New York at wwade4@bloomberg.net

To contact the editors responsible for this story:
Brian Eckhouse at beckhouse@bloomberg.net

Cristin Flanagan

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Additional Information and Where to Find It

In connection with the transactions contemplated by the Business Combination Agreement, the Company and SVAC filed their joint registration statement on Form F-4 (as amended, the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which includes a preliminary prospectus with respect to SVAC’s securities to be issued in connection with the Proposed Business Combination and a preliminary proxy statement in connection with SVAC’s solicitation of proxies for the vote by SVAC’s shareholders with respect to the Proposed Business Combination and other matters to be described in the Registration Statement. On June 12, 2026, the SEC declared the Registration Statement effective and SVAC filed the definitive Proxy Statement (the “Proxy Statement”) with the SEC. On June 15, 2026, SVAC commenced mailing copies of the Proxy Statement to SVAC’s shareholders as of the record date of June 12, 2026. This document does not contain all the information that should be considered concerning the Proposed Business Combination and is not a substitute for the Registration Statement, Proxy Statement or for any other document that SVAC has filed or may file with the SEC. Before making any investment or voting decision, investors and security holders of SVAC and General Fusion are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information about General Fusion, SVAC and the Proposed Business Combination. Investors and security holders are able to obtain free copies of the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by SVAC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SVAC may be obtained free of charge from SVAC’s website at https://sv-ac.com or by directing a request to Spring Valley Acquisition Corp. III, Attn: Corporate Secretary, 2100 McKinney Avenue, Suite 1675, Dallas, Texas 75201. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in the Solicitation

General Fusion, SVAC and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from SVAC’s shareholders in connection with the Proposed Business Combination. For more information about the names, affiliations and interests of SVAC’s directors and executive officers, please refer to the final prospectus from SVAC’s initial public offering, which was dated September 3, 2025 and filed with the SEC on September 4, 2025 (the “Final Prospectus”) and the Registration Statement, Proxy Statement and other relevant materials filed or to be filed with the SEC in connection with the Proposed Business Combination when they become available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of SVAC’s shareholders generally, is included in the Registration Statement and the Proxy Statement. Shareholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This document shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the Proposed Business Combination shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Cautionary Note Regarding Forward-Looking Statements

Certain statements included in this document are not historical facts but are forward-looking statements. All statements other than statements of historical facts contained in this document are forward-looking statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “preliminary,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, SVAC’s, General Fusion’s, or their respective management teams’ expectations concerning the Proposed Business Combination and expected benefits or timing thereof; the outlook for General Fusion’s business, including its ability to commercialize MTF or any other fusion technology on its expected timeline or at all; statements regarding the current and expected results of General Fusion’s LM26 program; the ability to execute General Fusion’s strategies, including on any expected timeline or anticipated cost basis; projected and estimated financial performance; anticipated industry trends; future capital expenditures; government regulation of fusion energy; and environmental risks; as well as any information concerning possible or assumed future results of operations of General Fusion. The forward-looking statements are based on the current expectations of the respective management teams of SVAC and General Fusion, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, (i) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of SVAC’s securities; (ii) the failure to satisfy the conditions to the consummation of the Proposed Business Combination, including the adoption of the Business Combination Agreement by the shareholders of SVAC and General Fusion and the receipt of regulatory approvals; (iii) market risks; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (v) the effect of the announcement or pendency of the Proposed Business Combination on General Fusion’s business relationships, performance, and business generally; (vi) risks that the Proposed Business Combination disrupts current plans of General Fusion and potential difficulties in its employee retention as a result of the Proposed Business Combination; (vii) the outcome of any legal proceedings that may be instituted against General Fusion or SVAC related to the Business Combination Agreement or the Proposed Business Combination; (viii) failure to realize the anticipated benefits of the Proposed Business Combination; (ix) the inability to maintain the listing of SVAC’s securities or to meet listing requirements and maintain the listing of the combined company’s securities on Nasdaq; (x) the risk that the Proposed Business Combination may not be completed by SVAC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SVAC; (xi) the risk that the price of the combined company’s securities may be volatile due to a variety of factors, including changes in laws, regulations, technologies, natural disasters, national security tensions, and macro-economic and social environments affecting its business; (xii) laws and regulations governing General Fusion’s research and development activities, and changes in such laws and regulations; (xiii) any failure to commercialize MTF on the expected timeline or at all, including any failure to achieve the objectives of the LM26 program; (xiv) environmental regulations and legislation; (xv) the effects of climate change, extreme weather events, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues; (xvi) fluctuations in currency markets; (xvii) General Fusion’s ability to complete and successfully integrate any future acquisitions; (xviii) increased competition in the fusion industry; (xix) limited supply of materials and supply chain disruptions; and (xx) the risk that  the proposed private placement of convertible preferred shares and warrants by General Fusion (the “PIPE Financing”) may not be completed, or that other capital needed by the combined company may not be raised on favorable terms, or at all, including as a result of the restrictions agreed to in connection with the PIPE Financing. The foregoing list is not exhaustive, and there may be additional risks that neither SVAC nor General Fusion presently know or that SVAC and General Fusion currently believe are immaterial. You should carefully consider the foregoing factors, any other factors discussed in this document and the other risks and uncertainties described in the “Risk Factors” section of the Final Prospectus and the risks described in the Registration Statement, or to be described in any amendment or supplement thereto; the risks described in the definitive proxy statement/prospectus filed with the SEC on June 12, 2026, or to be described in any amendment or supplement thereto; and those discussed and identified in filings made with the SEC by SVAC from time to time. General Fusion and SVAC caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth in this document speak only as of the date of this document. Neither General Fusion nor SVAC undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that General Fusion or SVAC will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the Proposed Business Combination, in SVAC’s public filings with the SEC, which are or will be (as applicable) accessible at www.sec.gov, and which you are advised to review carefully.